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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

           REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the Month of June 2003

                           NATIONAL CONSTRUCTION INC.
                           --------------------------
                              (Name of Registrant)

                     3000 Matte Blvd., Brossard, QC J4Y 2H5
                     --------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
                                           Form 20-F  xxx    Form 40-F  ___
                                                      ---

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.                                      Yes             No  xxx
                                                               ---

This Form 6-K shall be deemed to be incorporated by reference into the prospectuses forming a part of the registration statements (333-11204 and 333-12664) and to be a part of such prospectuses from the date of the filing hereof.

June 2003 Information

1. National Construction Inc. Appoints New Directors, June 11, 2003.

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly cause this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

                             National Construction Inc. -- SEC File No. 0-27144
                             --------------------------------------------------
                             (Registrant)


Date: July 11, 2003          By: _________________________________
                                 Keith F. Eaman, Chairman




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National Construction Inc. Appoints New Directors


17:00 EDT Wednesday, June 11, 2003


BROSSARD,  QUEBEC--National Construction Inc. (TSX Venture Exchange: NAT, OTCBB:
NATS) ("National" or the "Company") announced today that it has appointed Mr. Guy Lever and Mr. Henry Kloepper to its Board of Directors. Mr. Lever was Chairman of the Board and Chief Executive Officer of a Quebec-based manufacturing company from 1997 to 2002. Mr. Kloepper, a self-employed Investor Banker since 1997 held various senior management positions with Citibank, Security Pacific and North American Trust between 1987 and 1997.


About National Construction Inc.


National Construction Inc. ("National") is a multi-trade industrial construction and maintenance contracting services company primarily servicing Eastern Canada. Established in 1941, National provides piping, mechanical installation, electrical and instrumentation services to industrial clients, mainly in the petrochemical and chemical, oil and natural gas, energy, pulp and paper, and mining and metallurgy sectors. National also provide maintenance services for operating facilities in the petrochemical industry.


National currently has two subsidiaries, National Construction Group Inc. and National Maintenance Inc., both of which are wholly owned.


This press release may contain forward-looking statements relating to National. Among the important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are the Company's inability to meet the conditions required by and the continued listing requirements of the OTC Bulletin Board, delays in product development, undetected software errors and bugs, competitive pressures, technical difficulties, market acceptance, changes in customer requirements, and general economic conditions, and other risks and uncertainties as described from time to time in the Company's reports and registration statements filed with the Securities and Exchange Commission and the Ontario Securities Commission.


FOR FURTHER INFORMATION PLEASE CONTACT:

National Construction Inc.
Mr. Keith Eaman
Chairman
(450) 444-2405 ext. 230

The TSX Venture Exchange and the NASD OTC Bulletin Board have not reviewed and do not accept responsibility for the adequacy or accuracy of this press release.